UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SIPEX CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

829909100

(CUSIP Number)

Exar Corporation

48720 Kato Road

Fremont, CA 94538

Telephone: (510) 668-7000

Attn: Thomas Melendrez

with a copy to:

Warren Lazarow / Steve Sonne

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75914G101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Exar Corporation 94-1741481
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

12,051,536 shares of Common Stock (see Items 3, 4 and 5) (1)
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,051,536 shares of Common Stock (see Items 3, 4 and 5) (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

54% (see Items 3, 4 and 5) (2)
14.	Type of Reporting Person (See Instructions)

CO

(1)	Includes options held by certain stockholders of Sipex Corporation to purchase up to 673,752 shares of Sipex Common Stock, and 2,798,508 shares of Sipex Common Stock issuable upon conversion of a convertible note in the principal amount of $15,000,000 held by Rodfre Holdings LLC.
(2)	Based on 22,200,001 shares of Sipex Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, as of May 7, 2007.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (“Common Stock”), of Sipex Corporation, a Delaware corporation (the “Company”).

The principal executive offices of the Company are located at 233 South Hillview Drive, Milpitas, California 95035.

Item 2.	Identity and Background.

(a) This Statement is being filed by Exar Corporation, a Delaware corporation (“Exar”).

(b) The address of the principal executive office of Exar is 48720 Kato Road, Fremont, California 94538.

(c) Exar is principally engaged in the business of designing, developing and marketing high-performance, high-bandwidth physical interface and access control solutions that facilitate the aggregation and transport of signals in access, metro and wide area networks over the worldwide communications infrastructure.

(d) Neither Exar, nor, to its knowledge, any person named in Schedule A hereto is required to disclose legal proceedings pursuant to Item 2(d).

(e) Neither Exar, nor, to its knowledge, any person named in Schedule A hereto is required to disclose legal proceedings pursuant to Item 2(e).

(f) To the knowledge of Exar, each of the persons named in Schedule A attached hereto is a citizen of the United States.

Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address, of Exar’s directors and executive officers as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

The Company, Exar and Side Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Exar (“Merger Sub”), have entered into a definitive Agreement and Plan of Merger, dated as of May 7, 2007 (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”), pursuant to which each outstanding share of Common Stock will be converted into the right to receive 0.6679 of a share of Exar common stock. The Merger is subject to certain conditions. References to, and descriptions of, the Merger Agreement are qualified in their entirety by reference to the Merger Agreement which is included as Exhibit 99.1, and is incorporated herein in its entirety where such references and descriptions appear.

On May 7, 2007, Rodfre Holdings LLC (“Rodfre”), Thomas Redfern, John Arnold, Brian Hilton, Daniel G. Casey, Pierre Guilbault, Alan Krock, Ralph Schmitt, Lee Cleveland, Edward Lam, Clyde Wallin, Joel Camarda and Lamar Schaeffer (each, a “Stockholder” and collectively, the “Stockholders”), entered into voting agreements with Exar (each, a “Voting Agreement” and collectively, the “Voting Agreements”) pursuant to which the Stockholders agreed, among other things, to vote their shares of Common Stock, including shares of Common Stock issuable upon (a) the exercise of options that may be exercisable within 60 days of the date of the Voting Agreements and (b) the conversion of a convertible promissory note issued to Rodfre in the principal amount of $15,000,000, in favor of adoption of the Merger Agreement unless the Merger Agreement is validly terminated pursuant to its terms. The stockholders are the beneficial owners of an aggregate of 12,051,536 shares of Common Stock. In addition, each Stockholder granted certain nominees of Exar an irrevocable proxy for the purpose of voting the shares covered by the Voting Agreements. Exar did not pay additional consideration in connection with the execution and delivery of the Voting Agreements. References to, and descriptions of, the Voting Agreements are qualified in their entirety by reference to the form of Voting Agreement which is included as Exhibit 99.2, and is incorporated herein in its entirety where such references and descriptions appear.

Item 4.	Purpose of Transaction.

(a)-(b) Subject to the terms and conditions thereof, the Merger Agreement provides for the merger of Merger Sub with and into the Company. At the effective time of the Merger (the “Effective Time”), each outstanding share of Common Stock will be converted into the right to receive 0.6679 of a share of Exar common stock.

The Merger Agreement has been approved by the Company’s board of directors and by Exar’s board of directors. The transaction is subject to approval by the holders of a majority of the outstanding Common Stock. The Stockholders, who are the beneficial owners in the aggregate of 12,051,536 shares of Common Stock1, have agreed to vote, among other things, in favor of adoption of the Merger Agreement unless the Merger Agreement is validly terminated pursuant to its terms. References to, and descriptions of, the Merger Agreement are qualified in their entirety by reference to the Merger Agreement which is included as Exhibit 99.1, and is incorporated herein in its entirety where such references and descriptions appear.

Pursuant to the Voting Agreements, the Stockholders, who beneficially own in the aggregate 12,051,536 shares of Common Stock2, which represents approximately 54% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and approximately 54% of the currently outstanding voting power of the Company 3, have agreed to vote (or cause to be voted) their shares of Common Stock (a) in favor of adoption of the Merger Agreement; (b) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement; and (c) against any Sipex Acquisition Proposal (as defined in the Merger Agreement). The Stockholders granted certain nominees of Exar an irrevocable proxy for the purpose of voting the shares of Common Stock covered by the Voting Agreements.

In addition, each Stockholder shall not cause or permit any Transfer (as defined below) of any securities of the Company to be effected or make any offer regarding any Transfer of any securities of the Company, other than (a) a Transfer to a family member or trust for estate planning purposes, so long as the transferee, prior to such Transfer, has agreed in writing to be bound by the terms of the Voting Agreements; (b) sales of securities of the Company pursuant to the terms of a trading plan adopted pursuant to Rule 10b5-1 under the Exchange Act; and (c) in connection with the exercise of options to purchase Common Stock, sales of securities of the Company in an amount that is sufficient to satisfy the payment of any transaction costs and tax liability incurred by a Stockholder in connection with such exercise. As used herein, the term “Transfer” means, with respect to any securities of the Company: (a) the sale, pledge, encumbrance, granting of an option with respect to (including any short sale), establishment of an open “put equivalent position” within the meaning of Rule 16a-h under the Exchange Act, transfer or other disposition of such security or any interest therein; (b) the entry into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to (including any short sale), establishment of a “put equivalent position” with respect to, transfer of or other disposition of such security or any interest therein; or (c) the entry into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of any securities of the Company, whether any such swap or transaction is to be settled by delivery of securities of the Company or other securities, in cash or otherwise. The Stockholders also cannot deposit or permit the deposit of any securities of the Company in a voting trust, grant any proxy in respect of any securities of the Company or enter into any voting agreement or similar arrangement, commitment or understanding in a manner inconsistent with the terms of the Voting Agreements, with

[1]

Consists of 12,051,536 shares of Common Stock beneficially owned by the Stockholders. By virtue of the Stockholders’ beneficial ownership of the Common Stock in the amounts described above, the Stockholders hold shares of Common Stock representing approximately 54% of the currently outstanding voting power of the Company.

[2]	See Footnote (1).
[3]

The share ownership percentages described in this Statement are based on 22,200,001 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, as of May 7, 2007.

respect to any securities of the Company. The Voting Agreements expire at the earlier of: (a) such date and time as the Merger Agreement shall have been validly terminated or (b) such date and time as the Merger shall become effective.

The purpose of the Voting Agreements is to enable the Company and Exar to consummate the transactions contemplated by the Merger Agreement.

References to, and descriptions of, the Voting Agreements are qualified in their entirety by reference to the form of Voting Agreement which is included as Exhibit 99.2, and is incorporated herein in its entirety where such references and descriptions appear.

(c) Not applicable.

(d) The directors of the Company at the Effective Time, shall be Thomas R. Melendrez, J. Scott Kamsler and Ralph Schmitt. The officers of the Company at the Effective Time, shall be determined by the directors of the Company to serve until their respective successors are duly appointed.

(e) Other than as a result of the Merger described in this Item 4, not applicable.

(f) Not applicable.

(g) As of the Effective Time, by virtue of the Merger and without any action on the part of any party to the Merger Agreement, the certificate of incorporation of the Company, shall be amended and restated to read the same as the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with applicable law and the certificate of incorporation of the surviving corporation, provided, that such certificate of incorporation shall provide that the name of the surviving corporation will be “Sipex Corporation” and shall include the provisions required by the Merger Agreement to be included therein. As of the Effective Time, by virtue of the Merger and without any action on the part of any party to the Merger Agreement, the bylaws of Merger Sub as in effect immediately prior to the Effective Time, shall be the bylaws of the Company, until thereafter amended in accordance with applicable law and the bylaws of the surviving corporation, provided, that such bylaws shall include the provisions required by the Merger Agreement to be included therein.

(h)-(i) If the Merger is consummated as planned, Exar anticipates that the surviving corporation will be a wholly owned subsidiary of Exar and will seek to cause the Common Stock to be deregistered under the Exchange Act and the Securities Act of 1933, as amended, and delisted from the NASDAQ Capital Market.

(j) Except as set forth in this Item 4, neither Exar, nor, to its knowledge, any of the persons referred to in Schedule A attached hereto, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although Exar reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As of the filing date of this Statement, Exar does not own any shares of Common Stock. However, as a result of the Voting Agreements, Exar may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 12,051,536 shares of Common Stock, which represents approximately 54% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), subject to the conditions and limitations of the Voting Agreements.

Exar disclaims beneficial ownership of any Common Stock. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that Exar or any of its affiliates is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose.

Except as disclosed in this Statement, neither Exar, nor, to its knowledge, any of the persons referred to in

Schedule A attached hereto, is entitled to any rights of a stockholder of the Company. Except as disclosed in this Statement, neither Exar, nor, to its knowledge, any of the persons referred to in Schedule A attached hereto, has (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Common Stock.

(c) Except as disclosed in this Statement, neither Exar, nor, to its knowledge, any of the individuals referred to in Schedule A attached hereto, has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 and the Merger Ageement and the form of Voting Agreement incorporated herein by reference and set forth as exhibits hereto, to the knowledge of Exar, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Schedule A attached hereto or between such persons and any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

99.1	Agreement and Plan of Merger, dated as of May 7, 2007, by and among Exar Corporation, Side Acquisition Corp. and Sipex Corporation (incorporated by reference to Exhibit 2.1 of Exar’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2007).

99.2	Form of Voting Agreement, dated as of May 7, 2007, entered into by Exar Corporation and each of Rodfre Holdings LLC, Thomas Redfern, John Arnold, Brian Hilton, Dan Casey, Pierre Guilbault, Alan Krock, Ralph Schmitt, Lee Cleveland, Edward Lam, Clyde Wallin, Joel Camarda and Lamar Schaeffer (incorporated by reference to Exhibit 10.1 of Exar’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2007).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2007
EXAR CORPORATION

	By:	/s/ Richard L. Leza
	Name:	Richard L. Leza
	Title:	Interim President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Document
99.1	Agreement and Plan of Merger, dated as of May 7, 2007, by and among Exar Corporation, Side Acquisition Corp. and Sipex Corporation (incorporated by reference to Exhibit 2.1 of Exar’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2007).

99.1.	Form of Voting Agreement, dated as of May 7, 2007, entered into by Exar Corporation and each of Rodfre Holdings LLC, Thomas Redfern, John Arnold, Brian Hilton, Dan Casey, Pierre Guilbault, Alan Krock, Ralph Schmitt, Lee Cleveland, Edward Lam, Clyde Wallin, Joel Camarda and Lamar Schaeffer (incorporated by reference to Exhibit 10.1 of Exar’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2007).

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

EXAR CORPORATION

The following is a list of the directors and executive officers of Exar Corporation. (“Exar”). All directors and officers listed below are citizens of the United States and employed by Exar. The principal address of Exar, and unless otherwise indicated below, the current address for each individual listed below, is 48720 Kato Road, Fremont, California 94538.

Board of Directors of Exar Corporation

Name	Present Principal Occupation
Guy W. Adams	Managing Member of GWA Capital Partners LLC.

Richard L. Leza	Acting Chief Executive Officer and President of Exar Corporation

John S. McFarlane	Private Investor

Oscar Rodriguez	Chief Executive Officer of IP Unity-Glenayre, 11360 Lakefiled Drive, Duluth, Georgia 30097

Pete Rodriguez	Private Investor

Executive Officers of Exar Corporation

Name	Present Principal Occupation
Richard L. Leza	Acting Chief Executive Officer and President

Bahram Ghaderi	Vice President of Engineering and Product Development

John Herzing	Vice President of World Wide Sales

J. Scott Kamsler	Senior Vice President and Chief Financial Officer

Thomas R. Melendrez	General Counsel, Secretary and Executive Vice President, Business Development

Stephen W. Michael	Vice President, Operations and Reliability & Quality Assurance

Levent Ozcolak	Vice President of Marketing, Interface Products